Exhibit 99.1

NIO Inc. Provides June and Second Quarter 2026 Delivery Update

•	40,597 vehicles were delivered in June 2026, increasing by 62.9% year-over-year
•	107,658 vehicles were delivered in the three months ended June 2026, increasing by 49.4% year-over-year
•	Cumulative deliveries reached 1,188,715 as of June 30, 2026

SHANGHAI, China, July 01, 2026 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its June and second quarter 2026 delivery results.

The Company delivered 40,597 vehicles in June 2026, representing an increase of 62.9% year-over-year. The deliveries consisted of 21,908 vehicles from NIO brand, 11,743 vehicles from ONVO brand, and 6,946 vehicles from FIREFLY brand. The Company delivered 107,658 vehicles in the second quarter of 2026, representing an increase of 49.4% year-over-year. Cumulative deliveries reached 1,188,715 as of June 30, 2026.

On June 18, 2026, the Company rolled out the latest version of NIO WorldModel, providing upgrades to over 700,000 users simultaneously. NIO became the industry’s first to achieve parallel development and synchronized releases of intelligent driving systems across general-purpose chip platforms and in-house chip platforms. The latest version introduces an upgraded three-layer training framework comprising world model, supervised fine-tuning, and closed-loop reinforcement learning, marking further improvements in adaptability to complex scenarios, human-like behavior, and the balance between safety and efficiency.

On June 22, 2026, the NIO All-New ES8 achieved cumulative deliveries of 120,000 units, reinforcing its strong delivery performance in China's premium segment priced above RMB400,000. In addition, the NIO All-New ES8 Five-Seat Version has arrived at showrooms and commenced presales on June 28, 2026. Building on the validated next-generation, all-scenario product capabilities of the NIO All-New ES8, it is expected to further strengthen its position in the premium five-seat SUV segment.

On June 26, 2026, the NIO ES9 achieved 10,000 cumulative deliveries within 30 days after it commenced deliveries on May 28, setting a new delivery record among premium battery electric vehicles priced above RMB500,000 in China. The NIO brand continues to maintain a leading position in the premium SUV market.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, premium smart electric vehicles for families through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com